# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Silence Therapeutics plc, CIK 0001479615
CUSIP: G8128Y157
Title of class of securities: Ordinary Shares, nominal value 0.05 GBP per share
Address of issuer's principal executive offices: 12 HAMMERSMITH GROVE, OFFICE 205, LONDON, United Kingdom (X0), W6 7AP
Date of event which requires filing of this statement: 10/05/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001758892

## Reporting persons
- Tetragon Financial Group Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 9,708,153; sole dispositive power 0; shared dispositive power 9,708,153; aggregate amount beneficially owned 9,708,153 (5.2% of the class)
  Comment: Represented by 3,236,051 ADSs (as defined in Item 2(a)) (includes 1,500,000 Shares (as defined in Item 2(a)) (underlying 500,000 ADSs) issuable upon exercise of call options).
- Tetragon Financial Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,708,153; sole dispositive power 0; shared dispositive power 9,708,153; aggregate amount beneficially owned 9,708,153 (5.2% of the class)
  Comment: Represented by 3,236,051 ADSs (includes 1,500,000 Shares (underlying 500,000 ADSs) issuable upon exercise of call options).
- Patrick G. G. Dear: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 9,708,153; sole dispositive power 0; shared dispositive power 9,708,153; aggregate amount beneficially owned 9,708,153 (5.2% of the class)
  Comment: Represented by 3,236,051 ADSs (includes 1,500,000 Shares (underlying 500,000 ADSs) issuable upon exercise of call options).
- Reade E. Griffith: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 9,708,153; sole dispositive power 0; shared dispositive power 9,708,153; aggregate amount beneficially owned 9,708,153 (5.2% of the class)
  Comment: Represented by 3,236,051 ADSs (includes 1,500,000 Shares (underlying 500,000 ADSs) issuable upon exercise of call options).

## Item 1. Issuer
Name of issuer: Silence Therapeutics plc
Address of issuer's principal executive offices: 12 Hammersmith Grove, London W6 7AP, United Kingdom

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

i. Tetragon Financial Group Limited ("Tetragon"), a Guernsey company, with respect to the Ordinary Shares, nominal value 0.05 GBP per share (the "Shares") held in the form of American Depositary Shares ("ADSs") and the Shares underlying ADSs issuable upon exercise of call options directly held by it;

ii. Tetragon Financial Management L.P. ("Tetragon Manager"), a Delaware limited partnership, as the investment manager of Tetragon, with respect to the Shares held in the form of ADSs and the Shares underlying ADSs issuable upon exercise of call options directly held by Tetragon;

iii. Patrick G. G. Dear ("Mr. Dear"), as principal to Tetragon Manager, with respect to the Shares held in the form of ADSs and the Shares underlying ADSs issuable upon exercise of call options directly held by Tetragon; and

iv. Reade E. Griffith ("Mr. Griffith"), as principal to Tetragon Manager, with respect to the Shares held in the form of ADSs and the Shares underlying ADSs issuable upon exercise of call options directly held by Tetragon.

Each ADS represents three Shares.
Address of principal business office or, if none, residence: The address of the principal office of each of Tetragon and Messrs. Dear and Griffith is c/o Tetragon Partners UK LLP, 4 Sloane Terrace, London SW1X 9DQ, United Kingdom. The address of the principal office of Tetragon Manager is 399 Park Avenue, 22nd Floor, New York, New York 10022.
Citizenship: Tetragon is a Guernsey company. Tetragon Manager is a Delaware limited partnership. Messrs. Dear and Griffith are citizens of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 186,461,401 Shares outstanding, as reported in the Company's, Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on August 12, 2026 and in the Company's press release dated as of August 14, 2026, after giving effect to the completion of the offering and the full exercise of the underwriters' over-allotment option, all as described therein.
Percent of class: 5.2%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2(a).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Tetragon Financial Group Limited: /s/ Reade E. Griffith, Reade E. Griffith, Authorized Signatory (10/13/2026)
- Tetragon Financial Management LP: /s/ Reade E. Griffith, Reade E. Griffith, Authorized Signatory (10/13/2026)
- Patrick G. G. Dear: /s/ Patrick G.G. Dear, Patrick G.G. Dear, Individually (10/13/2026)
- Reade E. Griffith: /s/ Reade E. Griffith, Reade E. Griffith, Individually (10/13/2026)